

February 24, 2023

Caroline Winn
Chief Executive Officer and Director
SAN DIEGO GAS & ELECTRIC CO
8330 Century Park Court
San Diego, California 92123

> **Re: SAN DIEGO GAS & ELECTRIC CO**
> **Registration Statement on Form S-3**
> **Filed February 10, 2023**
> **File No. 333-269677**

Dear Caroline Winn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Description of First Mortgage Bonds
General, page 16

1. You disclose that prior to the issuance of each series of bonds, the terms of the particular series of bonds will be specified in a supplemental indenture. You refer to the applicable prospectus supplement or free writing prospectus for a description of the following terms of each series of bonds, one of which includes that "[i]f applicable, that the principal of the bonds may be converted into any class of our capital stock or other securities and the terms and conditions in respect of such conversion." Please note that Form S-3, General Instruction I.B.2 and I.C.2 cover primary offerings of non-convertible securities other than common equity. Please revise your description of your notes or provide your analysis of the transaction requirement you are relying on for this offering.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael E. Sullivan, Esq.